EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in this Registration Statement on Form S-8 of Frederick’s of Hollywood Group Inc. (formerly, Movie Star, Inc.) of our report dated October 12, 2007, relating to the financial statements of FOH Holdings, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the retrospective change in a method of accounting to conform to Emerging Issues Task Force Topic D-97: Push Down Accounting and the retrospective adjustment for discontinued operations of stores closed in the year ended July 28, 2007) appearing in Frederick’s of Hollywood Group Inc.’s amended Current Report on Form 8-K dated January 28, 2008 and filed with the Securities and Exchange Commission on April 11, 2008.
/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
July 25, 2008